Eco Bright Future, Inc.

1015 Bowsprit Ln.

Holiday FL 34691

April 29, 2022

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Re: Eco Bright Future, Inc. Offering Statement on Form 1-A Filed April 1, 2022 File No. 024-11846

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received by our legal counsel in response to your phone call of April 26, 2022. Eco Bright Future, Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your phone call of April 26, 2022, the Company responds as follows:

1.	See revisions to the Title Page, specifically listing of shares, number of shares, and percentage of shares.
2.	See revisions to the Management’s Discussion and Analysis section of the circular under the Results of Operations of the Company Ending December 31, 2021 section of the circular. We changed net loss to $108,441, page 12.
3.	See revisions to the Management section of the circular in changing position titles, page 13.
4.	See revisions to the Executive Compensation section of the circular in changing position titles, page 15.
5.	See revisions to the Security Ownership of Management and Certain Security Holders section of the circular in adding the Preferred Series A Shares section with officers, amount, and percent, page 16.

In addition, we changed the dates throughout to match the appropriate date.

The Company hereby requests that the Commission provide final approval and qualification of the Form 1-A and related Offering Circular filed with the Commission in the form uploaded to EDGAR as soon as practicable.

Sincerely,

/s/ George Athanasiadis

CEO